EXHIBIT 4.1

                      The CORPORATEplan for RetirementSM

                                   ADDENDUM
         Re: Economic Growth and Tax Relief Reconciliation Act of 2001
                                  ("EGTRRA")
                              Automatic Rollover
              Amendments for Fidelity Basic Plan Document No. 02


PREAMBLE

Adoption and Effective Date of Amendment. This amendment of the Plan is adopted to reflect the automatic rollover rules enacted as part of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). This amendment is intended as good faith compliance with the requirements of EGTRRA and is to be construed in accordance with EGTRRA and guidance issued thereunder. This amendment shall be effective March 28, 2005.

Supersession of Inconsistent Provisions. This amendment shall supersede the provisions of the Plan to the extent those provisions are inconsistent with the provisions of this amendment.

     Section 13.02 is hereby amended by adding the following paragraph at the end thereof:

          In the event of a mandatory distribution greater than $1,000 in accordance with the provisions of this Section 13.02 if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator. Unless elected otherwise by the Employer in the Adoption Agreement, $1,000 is substituted for $5,000 each time it appears in this Section 13.02.